Exhibit 99.1

Medigus Announces Second Quarter Financial Results

OMER, Israel, September 9, 2015 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced financial results for its fiscal Year 2015 second quarter ended June 30, 2015.

Revenues for the second quarter were NIS 0.3 million (approximately $89,000), a 34% decrease vs. Q2 2014. Research and development expenses were up 13% to NIS 4.2 million vs. Q2 2014. Sales and marketing expenses were NIS 3.1 million, approximately flat compared to the same period in 2014. General and administrative expenses increased by 35% to NIS 2.5 million at end of second quarter compared to the same period in Q2 2014, largely reflecting costs associated with the listing of  the company's American Depositary Receipts (ADRs) on the Nasdaq exchange.

“Our focus during the first half of this year has been to complete key operating milestones that will position us for a strong second half of 2015," said Chris Rowland, Chief Executive Officer of Medigus. “In addition to hiring a world class CFO, our strategic investments include hiring a new sales team in the U.S., commencing trade on the Nasdaq through the issuance of ADRs and forming a sales and marketing partnership with China’s leading medical device distributor. Furthermore, the industry has made recent changes with the American Medical Association recently publishing a new Category I CPT code. The new code will take effect January 1st, 2016.”

Net non-operating expenses amounted to NIS 0.2 million, primarily relating to fair-value adjustments of liabilities on account of the warrants issued to investors, which were highly influenced by the Company’s share price at each revaluation date. Net financial expense amounted to NIS 1 million this quarter, which includes banking fees offset by income from bank deposits and losses from exchange rates.

The company’s net loss for second quarter 2015 amounted to NIS 10.8 million (roughly $2.9 million).

As of June 30, 2015, Medigus holds NIS 32.9 million in cash and cash equivalents.

Recent Highlights include:
•      The American Medical Association (AMA) published a new Category I Current Procedural Terminology (CPT®) code, 43210, for esophagogastric fundoplasty procedures, which the company expects will allow for reimbursement for procedures performed with its MUSE™ system; the new code will take effect January 1st, 2016

• The company raised funds of NIS 26.8 million (roughly $7.1 million)
• Medigus commenced trading on the Nasdaq in May through ADRs
• The company received advance payment from Shanghai Golden Grand-Medical Instruments Ltd., China’s leading medical device distributor, towards the initial purchase of MUSE systems
• Medigus brought on board industry veterans - Gilad Mamlok as the Chief Financial Officer and Jeremy Starkweather as the VP, Sales & Marketing in the U.S.

Medigus’ plans for the second half of 2015 center on leveraging resources to strengthen commercialization of the MUSE system in the U.S.

For full second quarter financial results, please visit: http://www.medigus.com/investor-relations.

About MUSE™
The MUSE system is a leading technology in Natural Orifice Endoscopic Surgery procedures. The single operator system performs anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler, which resembles an endoscope, is designed to be operated by a single user, includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked, and has also obtained the necessary licenses to market the product in Canada and Israel.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which to the best of the company's knowledge, is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

MEDIA CONTACT:
Chantal Beaudry / Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com